Exhibit 99.5

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 096 470 692,50

€ 542 051 180 R.C.S. Nanterre

total.com

Paris, October 29, 2015

Third quarter and first nine months 2015 results

	3Q15	Change vs 3Q14	9M15	Change vs 9M14
Adjusted net income[1]
• in billions of dollars (B$)	2.8	-23%	8.4	-16%
• in dollars per share	1.17	-25%	3.64	-17%

Net income[2] of 1.1 B$ in 3Q15
Net-debt-to-equity ratio of 26.6% at September 30, 2015
Hydrocarbon production of 2,342 kboe/d in the third quarter 2015
3Q15 interim dividend of 0.61 €/share payable in April 2016[3]

Total’s Board of Directors, under the chairmanship of Thierry Desmarest, met on October 28, 2015, to review the Group’s third quarter accounts. Commenting on the results, CEO Patrick Pouyanné said:

“In a context where the oil price has fallen by 50% in one year, Total was able to demonstrate its resilience by limiting to 23% the decrease in its third quarter adjusted net income of $2.8 billion. The Group is benefiting from its integrated model, production growth and discipline on both investments and operating costs. For the first nine months of 2015, the Group’s adjusted net income decreased by only 16% while the oil price fell by 48%.

In the Upstream, the start ups of Surmont 2 in Canada and Gladstone LNG in Australia bring the number of major projects delivered to six so far this year and production growth to more than 10% year on year. Upstream is also ahead of schedule in the execution of its cost reduction program, and the Group is on track to exceed its target of $1.2 billion in savings for 2015.

In the Downstream, Refining & Chemicals and Marketing & Services were able to take full advantage of favorable margins. In addition, Downstream is pursuing the execution of its programs for operational excellence as well as restructuring in Europe with the shut-down of the Carling steam cracker in October.

This quarter, Total has again demonstrated its ability to sell assets at the best price, consistent with its strategy: six new asset sales were announced since the start of the quarter totaling around $3 billion.

Organic investments after nine months were $16.6 billion, in line with the objective of $23-24 billion for 2015.

Finally, Total preserved its solid balance sheet by maintaining gearing below 27% and is pursuing a disciplined strategy to continue to reduce its breakeven price.”

[1]	Definition of adjusted results on page 2.
[2]	Group share.
[3]	The ex-dividend date will be March 21, 2016, and the payment date will be set for April 12, 2016.

Key figures4

3Q15	2Q15	3Q14	3Q15 vs 3Q14	In millions of dollars, except effective tax rate, earnings per share and number of shares	9M15	9M14	9M15 vs 9M14

40,580	44,715	60,363	-33%	Sales	127,608	183,611	-31%
3,204	4,064	6,134	-48%	Adjusted operating income from business segments	10,579	17,899	-41%
2,963	3,334	3,927	-25%	Adjusted net operating income from business segments	9,077	11,450	-21%
1,107	1,560	2,765	-60%	Upstream	4,026	8,908	-55%
1,433	1,349	786	+82%	Refining & Chemicals	3,882	1,533	x2.5
423	425	376	+13%	Marketing & Services	1,169	1,009	+16%
493	677	949	-48%	Contribution of equity affiliates to adjusted net income	1,804	2,662	-32%
27.2%	39.6%	54.1%		Group effective tax rate[5]	35.5%	55.7%
2,756	3,085	3,558	-23%	Adjusted net income	8,443	10,036	-16%
1.17	1.34	1.56	-25%	Adjusted fully-diluted earnings per share (dollars)	3.64	4.40	-17%
1.06	1.21	1.17	-9%	Adjusted fully-diluted earnings per share (euros)*	3.27	3.25	+1%
2,312	2,292	2,285	+1%	Fully-diluted weighted-average shares (millions)	2,295	2,279	+1%
1,079	2,971	3,463	-69%	Net income (Group share)	6,713	9,902	-32%
6,040	6,590	7,769	-22%	Investments[6]	21,439	22,357	-4%
410	1,893	2,030	-80%	Divestments	5,287	4,501	+17%
5,630	4,616	5,740	-2%	Net investments[7]	16,071	17,731	-9%
5,989	4,732	7,639	-22%	Cash flow from operations	15,108	18,254	-17%
5,059	5,317	6,741	-25%	Adjusted cash flow from operations	15,011	18,876	-20%

*	Average €-$ exchange rate: 1.1117 in the third quarter 2015 and 1.1144 in the first nine months 2015.

Highlights since the beginning of the third quarter 20158

•	Shipped the first liquefied natural gas cargo from Gladstone LNG in Australia

•	Started production on Dalia Phase 1A on Block 17 in Angola

•	Started production at Surmont 2 in Canada

•	Discoveries of oil at Ukot South in Nigeria and gas in the Leo well offshore Argentina and entry to Block 7 in Egypt with a 25% interest

•	Sold a 20% interest in the Laggan field and its satellites in the United Kingdom for approximately $900 million

•	Sold North Sea midstream gas assets for approximately $900 million

•	Sold a 10% interest in the Fort Hills project in Canada, a 15% interest in the Gina Krog project in Norway, a 50% interest in Géosel in France and marketing and distribution activities in Turkey for a total of more than $1 billion

•	Started up the lubricants plant in Singapore

[4]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 10 and the inventory valuation effect is explained on page 13.
[5]	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[6]	Including acquisitions.
[7]	Net investments = investments including acquisitions and changes in non-current loans - asset sales - other transactions with non-controlling interests.
[8]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

Analysis of business segments

Upstream

>	Environment – liquids and gas price realizations*

3Q15	2Q15	3Q14	3Q15 vs 3Q14		9M15	9M14	9M15 vs 9M14

50.5	61.9	101.9	-50%	Brent ($/b)	55.3	106.5	-48%
44.0	58.2	94.0	-53%	Average liquids price ($/b)	50.5	99.6	-49%
4.47	4.67	6.40	-30%	Average gas price ($/Mbtu)	4.85	6.67	-27%
36.6	45.4	69.1	-47%	Average hydrocarbon price ($/boe)	41.3	71.8	-42%

*	Consolidated subsidiaries, excluding fixed margins.

>	Production

3Q15	2Q15	3Q14	3Q15 vs 3Q14	Hydrocarbon production	9M15	9M14	9M15 vs 9M14

2,342	2,299	2,122	+10%	Combined production (kboe/d)	2,345	2,118	+11%
1,241	1,215	1,043	+19%	Liquids (kb/d)	1,232	1,019	+21%
6,003	5,910	5,902	+2%	Gas (Mcf/d)	6,074	6,011	+1%

Hydrocarbon production was 2,342 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2015, an increase of more than 10% compared to the third quarter 2014, due to the following:

•	+6% for new project start ups and ramp ups, notably CLOV, West Franklin Phase 2, Eldfisk II and Termokarstovoye;

•	+6% due to portfolio changes, mainly the addition of the new ADCO concession in the United Arab Emirates, partially offset by asset sales in the North Sea, Nigeria and Azerbaijan;

•	-5% due to shutdowns in Yemen and in Libya; and

•	+3% due to the price effect, better field performance and lower maintenance, offsetting natural decline.

In the first nine months of 2015, hydrocarbon production was 2,345 kboe/d, an increase of 11% compared to the first nine months of 2014, due to the following:

•	+7% for new project start ups and ramp ups;

•	+6% due to portfolio changes, as noted above;

•	-3% due to shutdowns in Yemen and in Libya; and

•	+1% due to the price effect and lower maintenance offsetting natural decline.

>	Results

3Q15	2Q15	3Q14	3Q15 vs 3Q14	In millions of dollars, except effective tax rate	9M15	9M14	9M15 vs 9M14

994	1,995	4,671	-79%	Adjusted operating income*	4,520	14,982	-70%
33.8%	47.3%	59.1%		Effective tax rate**	44.5%	57.1%
1,107	1,560	2,765	-60%	Adjusted net operating income*	4,026	8,908	-55%
316	489	824	-62%	includes income from equity affiliates	1,308	2,326	-44%
5,173	5,653	6,923	-25%	Investments	18,977	20,233	-6%
272	379	1,924	-86%	Divestments	1,813	4,291	-58%
2,320	2,713	5,442	-57%	Cash flow from operations	8,558	14,058	-39%
2,736	3,010	5,028	-46%	Adjusted cash flow from operations	8,665	15,002	-42%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Adjusted net operating income from the Upstream segment was:

•	1,107 M$ in the third quarter 2015, a decrease of 60% compared to the third quarter 2014, essentially due to the lower price of hydrocarbons, partially offset by a decrease in operating costs, and a favorable tax adjustment in Nigeria; and

•	4,026 M$ in the first nine months of 2015, a decrease of 55% compared to the first nine months of 2014, essentially due to the lower price of hydrocarbons, partially offset by a decrease in operating costs, a lower effective tax rate linked to the lower prices and an increase in production.

Refining & Chemicals

>	Refinery throughput and utilization rates*

3Q15	2Q15	3Q14	3Q15 vs 3Q14		9M15	9M14	9M15 vs 9M14

1,973	1,909	1,884	+5%	Total refinery throughput (kb/d)	1,938	1,735	+12%
662	613	672	-1%	France	671	641	+5%
891	875	840	+6%	Rest of Europe	853	774	+10%
420	421	372	+13%	Rest of world	414	320	+29%

				Utlization rates**

87%	84%	82%		Based on crude only	86%	75%
90%	87%	86%		Based on crude and other feedstock	89%	79%

*	Includes share of TotalErg. Results for refineries in South Africa, the French Antilles and Italy are reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	increased by 5% in the third quarter 2015 compared to the third quarter 2014, due to the start up of SATORP and the strong performance of sites in Europe; and

•	increased by 12% in the first nine months of 2015 compared to the first nine months of 2014. Utilization rates were higher in an environment of favorable margins notably due to the improved availability of the refineries, the ramp up of SATORP and a lower level of seasonal maintenance this year.

>	Results

3Q15	2Q15	3Q14	3Q15 vs 3Q14	In millions of dollars except the ERMI	9M15	9M14	9M15 vs 9M14

54.8	54.1	29.9	+83%	European refining margin indicator - ERMI ($/t)	52.0	15.8	x3
1,713	1,604	974	+76%	Adjusted operating income*	4,652	1,670	x2.8
1,433	1,349	786	+82%	Adjusted net operating income*	3,882	1,533	x2.5
128	135	161	-20%	including Specialty Chemicals**	379	473	-20%
358	465	422	-15%	Investments	1,257	1,147	+10%
12	874	9	+33%	Divestments	2,652	35	na
2,291	1,700	1,729	+33%	Cash flow from operations	4,305	3,189	+35%
1,797	1,566	1,263	+42%	Adjusted cash flow from operations	4,743	2,563	+85%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Hutchinson and Atotech, Bostik until February 2015.

The Refining & Chemicals segment continued to benefit from an environment as favorable this quarter as it was last quarter. The European refining margin indicator (ERMI) remained stable at 54.8 $/t, mainly due to the summer demand in gasoline. Petrochemical margins, meanwhile, continued to be supported by a strong demand for polymers and the decrease in oil-linked raw material prices.

Adjusted net operating income from the Refining & Chemicals segment was:

•	1,433 M$ in the third quarter 2015, nearly double the third quarter 2014 level. The segment benefited fully from the environment through strong industrial performance and continued to reduce its operating costs, offsetting a negative inventory effect on non-European platforms; and

•	3,882 M$ in the first nine months of 2015, more than twice the level of the first nine months of 2014, due to strong industrial performance in a period of high margins.

Marketing & Services

>	Petroleum product sales

3Q15	2Q15*	3Q14	3Q15 vs 3Q14	Sales in kb/d**	9M15	9M14	9M15 vs 9M14

1,825	1,836	1,781	+2%	Total Marketing & Services sales	1,825	1,755	+4%
1,103	1,097	1,107	—	Europe	1,101	1,089	+1%
722	739	674	+7%	Rest of world	724	666	+9%

*	2Q15 volumes restated.
**	Excludes trading and bulk refining sales, includes share of TotalErg.

Petroleum product sales were:

•	2% higher in the third quarter 2015 compared to the third quarter last year, benefiting from strong sales in growth markets; and

•	4% higher in the first nine months of 2015 compared to the first nine months of 2014. In addition to strong growth in Africa, the sector is also performing well in Europe, benefiting from its strategic repositioning and a market boosted by lower prices.

>	Results

3Q15	2Q15	3Q14	3Q15 vs 3Q14	In millions of dollars	9M15	9M14	9M15 vs 9M14

19,522	20,419	27,747	-30%	Sales	59,561	82,430	-28%
497	465	489	+2%	Adjusted operating income*	1,407	1,247	+13%
423	425	376	+13%	Adjusted net operating income*	1,169	1,009	+16%
(82)	(45)	5	na	including New Energies	(169)	25	na
501	436	398	+26%	Investments	1,152	877	+31%
121	627	56	x2.2	Divestments	800	110	x7
1,011	379	701	+44%	Cash flow from operations	2,034	1,094	+86%
518	531	542	-4%	Adjusted cash flow from operations	1,467	1,472	—

*	Detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Marketing & Services segment was:

•	423 M$ in the third quarter 2015, an increase of 13% compared to the third quarter 2014, mainly due to higher volumes and margins; and

•	1,169 M$ in the first nine months of 2015, an increase of 16% compared to the first nine months of 2014, in an environment of favorable prices for retail marketing.

Group results

>	Net operating income from business segments

Adjusted net operating income from the business segments was:

•	2,963 M$ in the third quarter 2015, a decrease of 25% compared to the third quarter 2014, despite the 50% drop in the Brent price, that reflected weaker performance by the Upstream, due to the lower oil price, partially offset by the excellent results of the Downstream;

•	9,077 M$ in the first nine months of 2015, a decrease of 21% compared to the first nine months of 2014, despite the 48% drop in the Brent price, demonstrating the strong performance of the Group’s integrated model and its cost reduction program.

The effective tax rate9 for the business segments was:

•	29.8% in the third quarter 2015 compared to 52.1% in the third quarter 2014, reflecting mainly the decreased tax rate for the Upstream and the increased weight of Downstream in the results;

•	35.0% in the first nine months of 2015 compared to 52.3% in the first nine months of 2014, for the same reasons.

>	Net income (Group share)

Adjusted net income was:

•	2,756 M$ in the third quarter 2015 compared to 3,558 M$ in the third quarter 2014, a decrease of 23% despite the 50% drop in the Brent price;

•	8,443 M$ in the first nine months of 2015 compared to 10,036 M$ in the first nine months of 2014, a decrease of 16% in an environment where the Brent price fell by 48%.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value10.

Adjustment items11 had a negative impact on net income (Group share) of 1,677 M$ in the third quarter 2015. This includes a negative 760 M$ inventory valuation effect and a 650 M$ impairment for the interest in Fort Hills that is in the process of being sold. In the first nine months of 2015, total adjustments affecting net income (Group share) had a negative impact of 1,730 M$.

The number of fully-diluted shares was 2,310 million on September 30, 2015, compared to 2,285 million on September 30, 2014.

[9]	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[10]	Details shown on page 13.
[11]	Details shown on page 10 and in the annex to the accounts.

>	Divestments – acquisitions

Asset sales were:

•	395 M$ in the third quarter 2015, comprised notably of the sale of coal mining assets in South Africa;

•	3,867 M$ in the first nine months of 2015, comprised mainly of the sales of Bostik, interests in onshore blocks in Nigeria, Totalgaz and coal mining assets in South Africa.

Acquisitions were:

•	631 M$ in the third quarter 2015;

•	3,408 M$ in the first nine months 2015, comprised mainly of the entry into the new ADCO concession in the United Arab Emirates, the acquisition of a further 0.7% in the capital of Novatek, bringing the participation to 18.9%, and the carry on the Utica gas and condensate field in the United States.

>	Cash flow

The Group’s net cash flow12 was:

•	359 M$ in the third quarter 2015 compared to 1,899 M$ in the third quarter 2014. This decrease was due to the decline in the Upstream results, partially offset by the excellent Downstream results; and

•	-963 M$ in the first nine months of 2015 compared to 523 M$ in the first nine months of 2014. The 9% decrease in net investments partially offset the 17% decrease in cash flow from operations in the context of a 48% lower Brent price.

[12]	Net cash flow = cash flow from operations - net investments (including other transactions with non-controlling interests).

Summary and outlook

Quarter after quarter, Total has demonstrated its resilience in a weaker environment, and the results encourage the Group to pursue its performance improvement programs in all of the areas under its control. Total’s teams are committed to starting up new projects and reducing costs.

In the Upstream, Laggan-Tormore and Moho Ph 1b are scheduled to start up by the end of 2015, and thus the Group will have delivered eight major projects this year. Production is now expected to increase by at least 9% in 2015, compared to the initial objective of more than 8%. The organic growth strategy targets an average 6-7% increase in production per year from 2014 to 2017, delivering significantly higher cash flows for the segment in a constant environment.

In the Downstream, the Antwerp integrated platform will undergo partial maintenance in the fourth quarter 2015. In October, the ERMI averaged more than 30 $/t, and petrochemical margins have fallen but remain higher than the average of the past few years. In an environment that remains globally favorable, the Downstream is pursuing its plans to further reduce breakevens in Refining & Chemicals and grow the contribution from Marketing & Services.

Total is executing its ambitious strategy for the benefit of its shareholders: exiting the cycle of intensive investment, lowering operating costs and growing production will allow the Group to organically cover its cash dividend in 2017 at 60 $/b.

●    ●    ●

To listen to CFO Patrick de La Chevardière’s conference call with financial analysts today at 14:30 (London time) please log on to total.com or call +44 (0)203 427 1917 in Europe or +1 646 254 3363 in the United States (code 3134512). For a replay, please consult the website or call +44 (0)203 427 0598 in Europe or +1 347 366 9565 in the United States (code: 3134512).

Operating information by segment

Upstream

3Q15	2Q15	3Q14	3Q15 vs 3Q14	Combined liquids and gas production by region (kboe/d)	9M15	9M14	9M15 vs 9M14

364	360	340	+7%	Europe	372	354	+5%
685	663	665	+3%	Africa	678	646	+5%
486	477	387	+26%	Middle East	501	391	+28%
96	107	89	+8%	North America	100	87	+15%
153	156	159	-4%	South America	155	159	-3%
245	251	237	+3%	Asia-Pacific	253	239	+6%
313	285	245	+28%	CIS	286	242	+18%
2,342	2,299	2,122	+10%	Total production	2,345	2,118	+11%
574	547	562	+2%	includes equity affiliates	565	563	—

3Q15	2Q15	3Q14	3Q15 vs 3Q14	Liquids production by region (kb/d)	9M15	9M14	9M15 vs 9M14

159	159	161	-1%	Europe	160	164	-2%
542	530	539	+1%	Africa	541	510	+6%
359	347	190	+89%	Middle East	355	194	+83%
45	48	39	+15%	North America	45	37	+22%
46	48	50	-8%	South America	48	50	-4%
30	32	30	—	Asia-Pacific	33	30	+10%
60	51	34	+76%	CIS	50	34	+47%
1,241	1,215	1,043	+19%	Total production	1,232	1,019	+21%
230	218	199	+16%	includes equity affiliates	218	201	+9%

3Q15	2Q15	3Q14	3Q15 vs 3Q14	Gas production by region (Mcf/d)	9M15	9M14	9M15 vs 9M14

1,115	1,086	982	+14%	Europe	1,155	1,044	+11%
719	663	643	+12%	Africa	690	700	-1%
708	720	1,076	-34%	Middle East	808	1,074	-25%
280	332	284	-1%	North America	309	278	+11%
598	602	613	-2%	South America	596	608	-2%
1,240	1,258	1,178	+5%	Asia-Pacific	1,265	1,189	+6%
1,343	1,249	1,126	+19%	CIS	1,251	1,118	+12%
6,003	5,910	5,902	+2%	Total production	6,074	6,011	+1%
1,850	1,764	1,966	-6%	includes equity affiliates	1,858	1,963	-5%

3Q15	2Q15	3Q14	3Q15 vs 3Q14	Liquefied natural gas	9M15	9M14	9M15 vs 9M14

2.47	2.34	2.98	-17%	LNG sales* (Mt)	7.58	9.09	-17%

*	Sales, Group share, excluding trading; 2014 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2014 SEC coefficient.

Downstream (Refining & Chemicals and Marketing & Services)

3Q15	2Q15*	3Q14	3Q15 vs 3Q14	Petroleum product sales by region (kb/d)**	9M15	9M14	9M15 vs 9M14

2,234	2,118	2,053	+9%	Europe	2,136	2,025	+5%
611	655	540	+13%	Africa	643	534	+20%
585	625	632	-7%	Americas	597	583	+2%
612	639	604	+1%	Rest of world	636	596	+7%
4,042	4,037	3,829	+6%	Total consolidated sales	4,012	3,738	+7%
618	632	621	-1%	Includes bulk sales	626	610	+3%
1,599	1,569	1,427	+12%	Includes trading	1,561	1,373	+14%

*	2Q15 volumes restated.
**	Includes share of TotalErg.

Adjustment items

>	Adjustments to operating income

3Q15	2Q15	3Q14	In millions of dollars	9M15	9M14

(654)	(474)	(216)	Special items affecting operating income	(2,505)	(393)
—	—	—	Restructuring charges	—	—
(650)	(248)	(122)	Impairments	(1,944)	(162)
(4)	(226)	(94)	Other	(561)	(231)
(1,127)	250	(563)	Pre-tax inventory effect: FIFO vs. replacement cost	(649)	(627)
(10)	(10)	17	Effect of changes in fair value	(16)	7
(1,791)	(234)	(762)	Total adjustments affecting operating income	(3,170)	(1,013)

>	Adjustment to net income (Group share)

3Q15	2Q15	3Q14	In millions of dollars	9M15	9M14

(912)	(282)	294	Special items affecting net income (Group share)	(1,289)	320
(98)	327	580	Gain (loss) on asset sales	1,231	1,179
(12)	—	(7)	Restructuring charges	(43)	(12)
(650)	(245)	(187)	Impairments	(2,004)	(613)
(152)	(364)	(92)	Other	(473)	(234)
(760)	174	(403)	After-tax inventory effect: FIFO vs. replacement cost	(432)	(460)
(5)	(6)	14	Effect of changes in fair value	(9)	6
(1,677)	(114)	(95)	Total adjustments affecting net income	(1,730)	(134)

2015 Sensitivities*

	Scenario	Change		Impact on adjusted operating income	Impact on adjusted net operating income

Dollar	1.30 $/	€-0.1 $ per	€	+0.7 B$	+0.2 B$
Brent	60 $/b	+10 $/b		+3.1 B$	+1.7 B$
European refining margin indicator (ERMI)	25 $/t	+1 $/t		+0.08 B$	+0.05 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the $-€ sensitivity on operating income is 60% attributable to Exploration & Production. The impact of the $-€ sensitivity on adjusted net operating income is attributable 90% to Refining & Chemicals. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2015. Actual results could vary significantly from estimates based on the application of these sensitivities.

Investments - Divestments

3Q15	2Q15	3Q14	3Q15 vs 3Q14	In millions of dollars	9M15	9M14	9M15 vs 9M14

5,394	5,148	7,032	-23%	Investments excluding acquisitions	16,611	19,428	-14%
170	396	512	-67%	capitalized exploration	966	1,193	-19%
523	391	868	-40%	increase in non-current loans	1,707	2,204	-23%
(15)	(1,160)	(326)	-95%	repayment of non-current loans	(1,420)	(1,120)	+27%
631	282	411	+54%	Acquisitions	3,408	1,809	+88%
395	733	1,704	-77%	Asset sales	3,867	3,381	+14%
—	81	(1)	na	Other transactions with non-controlling interests	81	125	-35%
5,630	4,616	5,740	-2%	Net investments*	16,071	17,731	-9%

*	Net investments = investments including acquisitions - asset sales - other transactions with non-controlling interests.

Net-debt-to-equity ratio

In millions of dollars	9/30/2015	6/30/2015	9/30/2014

Current borrowings	13,296	13,114	11,826
Net current financial assets	(3,246)	(2,351)	(848)
Net financial assets classified as held for sale	94	(16)	(77)
Non-current financial debt	42,873	43,363	43,242
Hedging instruments of non-current debt	(1,221)	(1,157)	(1,491)
Cash and cash equivalents	(25,858)	(27,322)	(24,307)
Net debt	25,938	25,631	28,345

Shareholders’ equity - Group share	96,093	97,244	100,408
Estimated dividend payable	(1,573)	(1,561)	(1,746)
Non-controlling interests	3,068	3,104	3,382
Adjusted shareholders’ equity	97,588	98,787	102,044

Net-debt-to-equity ratio	26.6%	25.9%	27.8%

Return on average capital employed

>	Twelve months ended September 30, 2015

In millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	5,622	4,838	1,414	11,895
Capital employed at 9/30/2014*	104,488	17,611	9,633	128,360
Capital employed at 9/30/2015*	108,425	11,319	7,865	123,904
ROACE	5.3%	33.4%	16.2%	9.4%

>	Twelve months ended June 30, 2015

In millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	7,280	4,191	1,367	12,679
Capital employed at 6/30/2014*	103,572	19,265	10,324	129,967
Capital employed at 6/30/2015*	107,214	12,013	8,234	124,001
ROACE	6.9%	26.8%	14.7%	10.0%

>	Full-year 2014

In millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group

Adjusted net operating income	10,504	2,489	1,254	13,530
Capital employed at 12/31/2013*	95,529	19,752	10,051	122,451
Capital employed at 12/31/2014*	100,497	13,451	8,825	120,526
ROACE	10.7%	15.0%	13.3%	11.1%

*	At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the third quarter 2015 from the consolidated financial statements of TOTAL S.A. as of September 30, 2015. The notes to these consolidated financial statements (unaudited) are available on the TOTAL website total.com.

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.